Gulf Resources, Inc.
99 Wengchang Road, Chenming Industrial Park,
Shouguang City, Shandong, China 262714

March 14, 2012

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Gulf Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
Response dated March 6, 2012
File No. 1-34499

Dear Mr. O’Brien:

Gulf Resources, Inc. (“we” or the “Company”) is submitting this correspondence via Edgar in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on March 12, 2012 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Prior Comment 2

1.  Please confirm to us that you incurred approximately $900,000 in repair and maintenance expense during the fourth quarter of fiscal year 2011. In this regard, your draft disclosure states that you incurred $1 million in repair and maintenance costs for fiscal year 2011; whereas, you stated in Note 5 in your third quarter of fiscal year 2011 Form 10-Q that you incurred $102,076 in repair and maintenance costs during the nine-months ended September 30, 2011.

Response to Comment 1:

We confirm that we incurred $976,058 in repair and maintenance expense during the fourth quarter of fiscal year 2011.  As we have previously disclosed, following our acquisition of several bromine factories in recent years, the core manufacturing machineries were in need of repair and maintenance.  Management decided it would be best to carry out such work during our traditionally slower period in the winter, which is why a significant amount of the work and expense was carried out in the 4th quarter of 2011.  The repair and maintenance costs of $102,076 incurred during the nine-months ended September 30, 2011 represented only miscellaneous routine maintenance work for day-to-day operations, and not the full repair and maintenance.

Prior Comment 3

2.  We note that you continue to compare the revised capacity amount of 41,547 tons, as determined by the appraisal firm, in October 2011 to the capacity amount disclosed as of December 31, 2010. However, this comparison excludes the 3,200 tons you acquired during January 2011. As previously requested, please clarify your disclosures to state that the revised capacity amount of 41,547 tons results in a reduction to your capacity by 7,953 tons. Please provide us with the disclosure you intend to include in your next periodic report.

Response to Comment 2:

We acknowledge the Staff’s comments and will provide the required explanation in the MD&A section of our 2011 Form 10-K. The disclosures we intended to include in our 2011 Form 10-K in response to this comment are as follows:

“Year ended December 31, 2011 as compared to year ended December 31, 2010

Bromine production capacity and utilization of our factories

The table below represents the annual capacity and utilization ratios for our all of our bromine producing properties:

	Annual Production Capacity (in tons)	Utilization Ratio
Fiscal year 2010	46,300	79%
Fiscal year 2010 (included factory acquired in early 2011)	49,500	79%
Fiscal year 2011	41,547	67%
Variance of Fiscal Year 2011 vs. 2010	(7,953)	(12%)

……

In view of the recent trend of a decrease in bromine concentration of brine water being extracted in Shandong areas, we determined that the existing annual production capacity information previously estimated by the management at the time of acquisition of the respective factory may not accurately reflect the current production and information available. As a result, we hired an international appraisal firm, Grant Sherman International Limited, to reassess all of our bromine facilities in October 2011 and concluded that our optimal annual production capacity given our current situation was 41,547 tons, a decrease of 7,953 tons annually as compared to the annual production capacity in 2010, which included the  additional 3,200 tons’ production capacity acquired in early 2011. The decrease in our overall annual bromine production capacity was mainly attributable to (1) active aging of bromine facilities, in particular, certain protective shells for the crude salt fields, extraction wells and transmission channels and ducts, which increased the leakage rate and directly reduced the volume of brine water available to flow into the bromine production cycle, and (2) a trend of decrease in the bromine concentration of brine water being extracted from our existing extraction wells.”

Prior Comment 3

3.  We note that during the second quarter of fiscal year 2011 you undertook a $32 million enhancement project for all of your crude salt fields’ protective shells, a portion of your extraction wells, and a portion of your transmission channels and ducts. Please enhance your disclosures to provide investors with an understanding as to why your capacity declined by 7,953 tons after incurring $32 million in enhancement costs to property that was primarily acquired during fiscal years 2007 – 2010. Please provide us with the disclosure you intend to include in your next periodic report.

Response to Comment 3

We acknowledge Staff’s comments and will provide the required explanation in the MD&A section of our 2011 Form 10-K. The disclosure we intended to include in our 2011 Form 10-K in response to this comment are as follows:

“Year ended December 31, 2011 as compared to year ended December 31, 2010

Bromine production capacity and utilization of our factories

……

In order to reduce the leakage rate and attempt to  recover the annual production capacity of bromine and crude salt to a higher level in the future, we decided to carry out large scale enhancement work to replace all the eroded protective shells within a four year timeframe, which work commenced in the  second quarter of 2011. The priority of the enhancement work depends upon the rate of corrosion at each factory. In fiscal year 2011, we incurred costs of $32.5 million for such enhancement projects, which included (1) drilling certain existing extraction wells into deeper underground for higher bromine concentration of brine water at a cost of approximately $12.4 million, and (2) replacing certain eroded protective shells to the crude salt fields, and transmission channels and ducts with new ones at costs of approximately $12.4 million and $7.7 million, respectively. The enhancement work for all of our crude salt fields’ protective shells was completed in 2011, and the Company is not expected to carry out such enhancement works to the fields during the course of the next 5 years.

The table below summarizes the schedule for enhancement work to the extraction wells, and protective shells for transmission channels and ducts in the next three years.

		Enhancement work timetable
	Total no. of wells / length of channels and ducts	% completed by end of 2011	To be done in 2012	To be done in 2013	To be done in 2014	Expected costs for each year of 2012 to 2014 (in $’000)
Extraction wells	7,698 wells	47%	18%	18%	17%	$12,360
Protective shells for transmission channels and ducts	61,790 meters	36%	22%	21%	21%	7,630
						$19,990

The optimal annual bromine production capacity of 41,547 tons for 2011, as reassessed by the international appraisal firm in October 2011 only partially reflected the enhancement work for the extraction wells, protective shells for transmission channels and ducts performed in the second quarter of 2011. Nevertheless, our annual production capacity still recorded a decrease of 7,953 tons as compared with management’s prior estimates. Although this decline is not insignificant, we believe that the situation would have been worse if we have not started to carry out the enhancement work in the second quarter of 2011, as we anticipated that this trend  in bromine concentration of brine water in the Shandong areas will continue and the leakage rate of our aged protective shells for transmission channels and ducts would continue to adversely affect our bromine production capacity in the future. To remedy and recover our annual bromine production capacity, we will continue to carry out the remaining enhancement work to the extraction wells, and protective shells for transmission channels and ducts in the next three years at expected annual costs of $20 million.

The management considered that the protective shells for the crude salt fields, extraction wells and transmission channels and ducts are individual components that can be separately identified for replacement, while the enhancement costs incurred increases the future service potential of the extraction wells, crude salts fields and transmission channels and ducts. The original eroded protective shells were replaced and removed from the fixed assets. The management estimated that the enhancement projects for extraction wells and protection shells for the crude salt fields, extraction wells and transmission channels and ducts will have useful lives of 8 and 5 years, respectively. As such, the Company capitalized the enhancement components as separate fixed asset items and depreciated with their useful lives of 5 to 8 years.”

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact, Ms. Tahra Wright. our U.S. legal counsel at (212) 407-4122.

Sincerely,

Gulf Resources, Inc.

By : /s/ Min Li
Name: Min Li
Title:   Chief Financial Officer

c.c.	Mitchell S. Nussbaum, Esq. Tahra Wright, Esq.